UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89354M106
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815

(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2013
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 2 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends, and to the extent inconsistent with, supersedes the disclosures in the Schedule 13D filed September 4, 2013 (the “Original 13D”) by Roumell Asset Management, LLC and James C. Roumell (the “Reporting Persons”).  This Amendment relates to the common stock of Transcept Pharmaceuticals Inc.  (the “Issuer”).

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of September 2, 2013, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated September 4, 2013, to the Issuer’s board of directors.  A copy of this letter was filed with the Original 13D as Exhibit 7.02.  The Reporting Persons may also enter into discussions with third parties and other stockholders.

In light of the publicly announced offer by Retrofin to purchase the shares of Issuer’s common stock not owned by Retrofin, the Reporting Persons sent another letter, dated September 19, 2013, to the Issuer’s board of directors.  A copy of this letter is being filed with this amendment as Exhibit 7.04 and is incorporated herein by this reference.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management and the Fund may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

CUSIP No. 892918103	13D/A	Page 3 of 4 Pages

 Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 filed with the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 4, 2013 (incorporated by reference to Exhibit 7.02 filed with the Original 13D).

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated September 4, 2013 (incorporated by reference to Exhibit 7.0 filed with the Original 13D).

Exhibit 7.04	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 19, 2013

CUSIP No. 892918103	13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: September 19, 2013	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: September 19, 2013	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.04

[Roumell Asset Management Letterhead]

September 19, 2013

Board of Directors
Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd
Suite 110
Pt. Richmond, CA 94804

Roumell Asset Management is Transcept’s largest shareholder.  In light of Retrophin, Inc.’s offer to purchase the company on September 18, 2013, it is incumbent upon the Board to hire an investment banker to solicit additional interest.  It is the fiduciary duty of this Board to begin this process immediately.  We believe the Retrophin offer of $4 per share is woefully inadequate, as it is basically a return of the company’s cash with little or no value ascribed to Intermezzo.  To be clear, we no longer, at current prices, believe the company should buy back stock, but rather begin a fair and open auction process for a sale of the entire company.

In our minds, if the company is able to get back the full rights of Intermezzo from Purdue Pharma, and thus roughly $18 million in revenue, there will be material interest in purchasing this revenue stream.  A company like Retrophin can very profitably add such a stream to its portfolio, while incurring minimal marketing costs.  Transcept’s bloated cost structure will make profitability extremely challenging, if not unlikely, as it currently exists.  We believe there is a solid chance to reclaim Intermezzo from Purdue given that Purdue is no longer actively marketing the drug and the valid reputational concern that it not be viewed as just sitting on the drug without meeting its contractual obligations.  We believe Intermezzo’s current revenue is sticky and would be highly profitable for the right buyer.  A price of $60 million for Intermezzo, which would result in roughly $7 per share for Transcept shareholders, would still leave a buyer with a likely free cash flow yield exceeding 20%.  This analysis is based on industry contacts who have informed us that a 90% gross margin would not be unrealistic for Intermezzo.  If Transcept is unable to repossess Intermezzo on its own, we believe there are companies willing to put their efforts toward that end and will pay for that optionality.

Further, Glenn Oclassen, President and CEO, has maintained over the past several months that shareholders are supportive of management.  However, since our filing we have been contacted by many shareholders who not only support our position, but have also indicated their deep dissatisfaction with this management team.  Moreover, the Board should take note that one of its longest tenured shareholders and original backers, New Leaf Venture Partners, has lost faith in this management team.  We believe other early investors have also lost faith in Mr. Oclassen’s leadership and the direction he has been trying to steer the company.
Lastly, we believe the company’s NOL protection plan is a blatant attempt to maintain the status quo.  However, we do not have sufficient information to underscore our belief.  Thus, we request that the company make public an IRS Section 382 analysis to allow shareholders to confirm the company’s stated objective.

We will continue to hold this Board responsible to its shareholders and to the growing chorus of voices demanding it not pursue an acquisition.  In light of Retrophin’s opening offer, it is clear that there is interest in Intermezzo and highly probable that more interest can be found at higher prices.  Individual Board members’ reputations are on the line and they should act accordingly.  The Board failed its shareholders in not initiating a buyback when its stock persistently sold for under $3 per share.  It now has the opportunity to do the right thing in light of private market interest in the company.

ROUMELL ASSET MANAGEMENT, LLC

/s/ James C. Roumell

James C. Roumell, President